Exhibit FS.2

AGL Resources Inc.

Statement of Consolidated Income

In millions, except per share amounts	Calendar 2003
Operating revenues	$983.7
Operating expenses
Cost of gas	339.4
Operation and maintenance	282.7
Depreciation and amortization	91.4
Taxes other than income taxes	27.8
Total operating expenses	741.3
Gain on sale of Caroline Street campus	15.9
Operating income	258.3
Equity in earnings of SouthStar	45.9
Other income (loss)	1.9
Donation to private foundation	(8.0)
Interest expense	(75.6)
Earnings before income taxes	222.5
Income taxes	86.8
Income before cumulative effect of change in accounting principle	135.7
Cumulative effect of change in accounting principle, net of $4.8 in taxes	(7.8)
Net income	$127.9

Basic earnings per common share:
Income before cumulative effect of change in accounting principle	$2.15
Cumulative effect of change in accounting principle	(0.12)
Basic earnings per common share	$2.03

Diluted earnings per common share:
Income before cumulative effect of change in accounting principle	$2.13
Cumulative effect of change in accounting principle	(0.12)
Diluted earnings per common share	$2.01

Weighted average number of common shares outstanding:
Basic	63.1
Diluted	63.7